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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Blackstone Group L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York,	NY	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Walsh — 212-583-5688 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Affirmation

STATE OF NEW YORK)

COUNTY OF NEW YORK) SS:

I, Michael A. Puglisi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Blackstone Group L.P. for the year ended December 31, 2001, are true and correct. I further affirm that neither the Partnership nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.



Michael A. Puglisi
Chief Financial Officer

Subscribed and sworn before me
this 27th day of February, 2002



MARSHA OVERBY
Notary Public, State of New York
No. 01OV6043968
Qualified in New York County
Commission Expires June 26, 2002

The Blackstone Group L.P.
(SEC I.D. No. 8-35941)

Statement of Financial Condition

as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



Independent Auditors' Report

To the Partners of
The Blackstone Group L.P.:

We have audited the accompanying statement of financial condition of The Blackstone Group L.P. (the "Partnership") as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Blackstone Group L.P. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

The Blackstone Group L.P.
Statement of Financial Condition
as of December 31, 2001

ASSETS

Cash and cash equivalents	$24,958,878
Accounts receivable, net of allowance for doubtful accounts of $2,684,569	31,695,558
Receivable from affiliates	2,341,695
Notes receivable	1,497,000
Interest receivable	12,508
Total assets	$60,505,639

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 3,525,577
Deferred revenue	1,662,393
Payable to affiliates	283,683
Total liabilities	5,471,653
Partners' capital:	
General partner	644,822
Limited partner	54,389,164
Total partners' capital	55,033,986
Total liabilities and partners' capital	$60,505,639

See notes to statement of financial condition.

The Blackstone Group L.P.
Notes to Statement of Financial Condition
as of December 31, 2001

---

1. The Partnership

The Blackstone Group L.P. ("TBG" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in merger and acquisition advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services' business, is the 99% limited partner. The Blackstone Group Inc. ("TBG Inc.") is the 1% general partner.

Profits and losses are allocated in accordance with the Partnership Agreement.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with maturities of three months or less.

Revenue Recognition

Advisory transaction fees are recorded when services are substantially completed. Advisory retainer fees are recognized over the terms of the advisory agreements. Interest income is recorded on the accrual basis.

Deferred revenue represents the receipt of fees prior to such amounts being earned.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their share of the Partnership's income. An accrual relating to a local unincorporated business tax assessed on the Partnership's income is included in the accompanying Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates included in the Statement of Financial Condition.

3. Transactions with Affiliates

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Accordingly, indirect occupancy costs are allocated among the Partnership and its affiliates based on proportionate direct occupancy square footage. Indirect compensation is allocated among the Partnership and its affiliates based on the percentage that each entity's direct compensation represents of the total direct compensation. All other Indirect Expenses are allocated among the Partnership and its affiliates based on the weighted average percentage of time spent by professionals working on each of the Partnership's and its affiliates' activities. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation, occupancy, communications, promotional, research and professional services. The Partnership reimburses BASP for its share of all Indirect and Direct Expense amounts paid on its behalf.

Receivable from affiliates represents amounts paid by the Partnership on behalf of affiliated entities and amounts advanced by the Partnership to an affiliated entity for its share of Indirect and Direct Expenses paid on its behalf.

Payable to affiliates represent amounts owed to affiliated entities primarily for payments made on behalf of the Partnership.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

The Partnership has guaranteed a letter of credit provided by BASP to an affiliated lessor in the amount of approximately $2,366,000.

4. Notes Receivable

On April 27, 2001 the Partnership submitted a final application for compensation and reimbursement of expenses with the United States Bankruptcy Court for the District of Delaware whereby the Partnership requested the court to direct Levitz Furniture Inc. and its subsidiaries to pay the Partnership $1,497,000 for services provided and expenses incurred. The final fee application was approved by the court on April 27, 2001 and the Partnership received payment in the form of a $866,393 senior secured loan (the "Secured Loan") and a $630,607 secured subordinated loan (the "Subordinated Loan"). The Secured Loan bears interest at a rate of prime plus 1% per annum, and matures on February 26, 2004. The Subordinated Loan bears interest at a rate of 15% per annum, and matures on February 26, 2004.

5. Concentration of Credit Risk

The Partnership invests substantially all excess cash in an open-end money market fund which is included as cash and cash equivalents. The money market fund invests in commercial paper, government and municipal securities and other short term, highly liquid instruments with a low risk of loss. The Partnership continually monitors the fund's performance in order to manage any risk associated with this investment.

6. Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership's net capital ratio was 0.29 to 1 and its net capital of $18,999,647 was $18,634,870 in excess of the minimum regulatory requirement.

7. Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are all carried at amounts which approximate fair value.

8. Defined Contribution Plan

BASP provides a 401(k) plan (the "Plan") for all full-time employees of BASP with at least six months of service that provide services to the Partnership and related entities. For non-professional personnel only, BASP contributes 2% of an employee's total annual compensation up to a maximum of $1,600. In addition, BASP will contribute 50% of the first 4% of a non-professional participant's contributions to the Plan with a maximum matching contribution of $1,600.

9. Subsequent Events

On January 3, 2002, the Partnership made distributions of 2001 earnings of $6,930,000 and $70,000 to its Limited Partner and General Partner, respectively.

On January 29, 2002, the Partnership made distributions of 2001 earnings of $4,950,000 and $50,000 to its Limited Partner and General Partner, respectively.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 22, 2002

The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

In planning and performing our audit of the financial statements of The Blackstone Group L.P. (the "Partnership") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP